                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    under the Securities Exchange Act of 1934

                                 Amendment No. 1

                             UNITED MAGAZINE COMPANY
                             -----------------------
                                (Name of Issuer)

                           Common Stock, no par value
                         -------------------------------
                         (Title and Class of Securities)

                                   91-0810209
                                 --------------
                                 (Cusip Number)

                                  R.L. Richards
                              5598 Preston Mill Way
                               Dublin, Ohio 43017
                                 (614) 764-8966
                ------------------------------------------------
                  (Name, Address and Telephone number of Person
                Authorized to Receive Notice and Communications)

                                 With Copies to:

                           Roger E. Lautzenhiser, Esq.
                       Vorys, Sater, Seymour and Pease LLP
                               52 East Gay Street
                              Columbus, Ohio 43215
                                 (614) 464-6291

                                January 21, 2000
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Scheduled because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including exhibits. See Section 240.13-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liability of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 91-0810209               SCHEDULE 13D

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

                  R.L. Richards
                  ###-##-####

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:   (a) [ ]

                                                              (b) [ ]

3.       SEC USE ONLY:

4.       SOURCE OF FUNDS*:

                  Not Applicable

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e):               [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:

                  U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.       SOLE VOTING POWER:                             334,583
8.       SHARED VOTING POWER:                           0
9.       SOLE DISPOSITIVE POWER:                        334,583
10.      SHARED DISPOSITIVE POWER:                      0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                  334,583

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*:
                                                                  [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                  4.47%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

                  IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1.       Security and Issuer.
              --------------------

              The class of equity securities to which this statement relates is the common shares, without par value, of United Magazine Company, an Ohio corporation (the "Company"). The principal executive offices of the Company are located at 5131 Post Road, Dublin, Ohio 43017.


Item 5.       Interest in Securities of Issuer.
              ---------------------------------

              (a)

                                         Common Shares         Percent of
                           Name       Beneficially Owned         Class
                      -------------   ------------------       ----------
                      R.L. Richards      334,583(1)              4.47%

----------
                  (1) Based on 7,482,614 outstanding common shares of the Company.

              (b) The nature of the beneficial ownership for all shares listed above is sole voting and investment power.

              (c) On January 21, 2000, Mr. Richards sold to a third party for a total of $1.00 warrants to purchase 46,914 common shares of the Company.

              (d) Mr. Richards ceased to be the beneficial owner of more than 5% of the outstanding common shares of the Company on January 21, 2000.

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
                                   Signatures

              After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  January 21, 2000

                                               /s/ R.L. Richards
                                               ---------------------------------
                                               R.L. Richards

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